

October 14, 2020

Ashley Cordova
Chief Financial Officer
NovoCure Ltd.
No. 4 The Forum
Grenville Street
St. Helier, Jersey JE2 4UF

> **Re: NovoCure Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-37565**

Dear Ms. Cordova:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences